ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

July 12, 2019	Jasmin M. Ali T +1 212 596 9604 jasmin.ali@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:

DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Total Return Bond Fund, DoubleLine Core Fixed Income Fund, DoubleLine Low Duration Bond Fund, DoubleLine Flexible Income Fund, and DoubleLine Shiller Enhanced CAPE® (each a “Fund” and, together, the “Funds”), File Nos. 811-22378 and 333-164298

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you on June 11 and June 17, 2019, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 66 to its registration statement. PEA No. 66 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on May 10, 2019 to register Class R6 shares of the Funds, a new share class of each Fund. The Trust is filing PEA No. 71 pursuant to Rule 485(b) (the “485(b) Filing”) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement. Capitalized terms used and not defined herein have the meanings given to them in PEA No. 66. In connection with the 485(b) Filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.

The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

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3.

The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

A summary of the Staff’s comments, and the Trust’s responses thereto, are set forth below.

Prospectus

Principal Investment Strategies

1.

Comment: Given the liquidity profile of each Fund, please explain how each Fund determined that its investment strategy is appropriate for an open-end fund structure. Your response should include general market data on these types of investments and specific information concerning the relevant factors cited on pages 154-55 of the liquidity rule adopting release.

Response: The Adviser assesses and manages the liquidity risk of each Fund in accordance with Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Fund’s Liquidity Risk Management Program (the “Program”). In applying the Program, the Adviser, as the Program administrator, must consider a number of factors, including whether the relevant Fund’s principal investment strategies are appropriate for an open-end fund. The Adviser believes that each Fund’s principal investment strategies are appropriate for an open-end fund and, in making that assessment, considered a number of factors, including, among others, the Adviser’s extensive experience trading bonds, the number of market makers for the sectors of the fixed income market in which the relevant Fund expects to invest, the Adviser’s management of a portfolio of fixed income investments invested across various sectors of the fixed income market, the security selection available within each given sector, the liquidity conditions in various market sectors, and certain other features of the relevant Fund, including the highly liquid investment minimum and other liquidity risk management measures the Funds have implemented as part of the Program. Of course, the Adviser also has the ability to assess each of the above-listed Fund’s actual operating history, which date as far back as April 2010. The Adviser also assesses each Fund’s ability to liquidate its portfolio in stressed conditions as part of its risk assessment and the results of those tests also inform the Adviser’s view that each Fund’s principal investment strategies are appropriate for an open-end fund.

The Adviser assesses the liquidity of each Fund’s holdings and classifies them in accordance with the requirements of Rule 22e-4. In doing so, the Adviser considers those factors it believes are relevant to assessing the liquidity of each investment type, such as position size, bid-ask spread, issuer, industry, settlement period, security type, tranche type, and credit rating; the Program also requires consideration of certain Fund-specific factors.

With respect to the requested general market data, the Trust respectfully submits that it has previously provided the Staff with similar market data on at least two recent occasions within

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the context of disclosure reviews and respectfully declines to provide additional market data at this time. We expect any additional data would be different from that previously provided only in that it would be for a different point in time than the previously provided data.

2.

Comment: To the extent derivatives are counted towards DoubleLine Total Return Bond Fund’s 80% investment policy, disclose in an appropriate location that derivatives are valued based on market value for that purpose. See Rule 35d-1 under the 1940 Act.

Response: The Fund values derivatives for purposes of its 80% investment policy in a manner consistent with Rule 35d-1. The Fund reserves the right to use an investment’s notional value to comply with its 80% investment policy where determined appropriate in the Adviser’s discretion. For example, if a derivative creates an exposure equivalent to a cash investment in an underlying issuer equal to the derivative’s notional amount, the Fund may use that amount for purposes of compliance with its 80% investment policy. Accordingly, the Fund respectfully declines to make this change.

3.

Comment: Each Fund identifies loans in its Principal Investment Strategies. To the extent a Fund invests in “covenant-lite” loans as a principal investment strategy, revise the applicable Fund’s Principal Investment Strategies to reference covenant-lite loans and disclose in the Principal Risks the specific risks of those loans.

Response: The Funds will add disclosure concerning covenant-lite loans in the 485(b) Filing. Each of the Funds does not have an expected investment target for covenant-lite loans nor do any of the Funds have a limit on such investments. The Funds reserve the flexibility to invest in covenant-lite loans to the extent that the Adviser believes they are consistent – when viewed with the other investments of the Fund – with each Fund’s investment objective and principal investment strategies.

4.

Comment: All of the Funds include Defaulted Securities Risk in their Principal Risks. Given such inclusion, please add disclosure to each Fund’s Principal Investment Strategies regarding the relevant Fund’s investment in defaulted securities.

Response: Each Fund has reviewed its existing disclosure and respectfully declines to make any changes in response to this comment.    Each of the Funds may have exposure to defaulted securities by purchasing them or by purchasing performing fixed-income securities that later default, including certain bonds with a relatively higher risk of default, such as those rated below investment grade. The Funds provide Defaulted Securities Risk disclosure to assist investors in understanding the potential risks of investing in a Fund that invests in defaulted securities directly and/or fixed income securities with the potential to default.

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5.

Comment: All of the Funds include Financial Services Risk in their Principal Risks. Given such inclusion, please add disclosure to the Principal Investment Strategies of each Fund regarding the relevant Fund’s investment in financial services.

Response: Each Fund has reviewed its existing disclosure and respectfully declines to make any changes in response to this comment. The Funds note that they do not have a principal investment policy to invest in issuers in the financial services sector. They provide the risk disclosure concerning Financial Services Risk because many of the issuers to which the Fund expects to have exposure may either be in the financial services sector themselves and/or have exposure to the financial services sector.

6.

Comment: Each of DoubleLine Total Return Bond Fund, DoubleLine Core Fixed Income Fund, and DoubleLine Low Duration Bond Fund include Inflation-Indexed Bonds Risk in their Principal Risks. Given such inclusion, please add disclosure to the Principal Investment Strategies of each Fund regarding the relevant Fund’s investment in inflation-indexed bonds.

Response: Each Fund has reviewed its existing disclosure and respectfully declines to make any changes in response to this comment. The Funds note that they do not have a policy to invest in inflation-indexed bonds. They provide the disclosure concerning Inflation-Indexed Bonds Risk because the Funds invest in fixed income securities. The Funds consider the risk to be potentially helpful to investors to understand potential risks of investing in the Funds.

7.

Comment: Each Fund other than DoubleLine Total Return Fund states in its Principal Investment Strategies that the Fund may invest in “domestic or foreign private investment vehicles.” Please explain the types of private investment vehicles in which each Fund invests. To the extent such vehicles include private equity and/or hedge funds, please confirm that the Funds treats them as illiquid.

Response: Each Fund does not currently invest nor intend to invest in private investment funds (e.g., private equity funds or hedge funds). Therefore, each Fund will remove the noted language from its Principal Investment Strategies and revise the Item 9 Investment Company and Exchange-Traded Fund Risk as follows in the 485(b) Filing:

A Fund must pay its pro rata portion of an investment company’s or ETF’s fees and expenses~~, which may include performance fees that could be substantial (such as certain nonregistered investment companies that may charge up to 20% or more of the gains on the Fund’s investments)~~. An investment company or ETF may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the Fund’s performance.

The Funds note that the MBS, ABS, and other structured products in which each Fund may invest, as disclosed in the Principal Investment Strategies, may be structured in a variety of

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ways, including in reliance on the exemption from the definition of “investment company” provided in Section 3(c)(7) of the 1940 Act.

8.

Comment: Given that DoubleLine Core Fixed Income Fund, DoubleLine Low Duration Bond Fund, and DoubleLine Flexible Income Fund can invest significantly in MBS, including defaulted and below investment-grade securities, please disclose liquidity risk more prominently. Similarly, please disclose liquidity risk more prominently for DoubleLine Shiller Enhanced CAPE®, given the Fund’s investment in swaps and required segregation of assets.

Response: Each Fund has reviewed its existing disclosure and respectfully submits that the Funds’ liquidity risk is disclosed and discussed prominently. See, e.g., Liquidity Risk; Foreign Investing Risk; High Yield Risk; and Loan Risk.

9.

Comment: DoubleLine Core Fixed Income Fund includes Preferred Securities Risk in the Principal Risks. Given such inclusion, please revise the Fund’s Principal Investment Strategies to add disclosure regarding the Fund’s investment in preferred securities.

Response: The Fund will remove Preferred Securities Risk in the 485(b) Filing.

10.

Comment: DoubleLine Low Duration Bond Fund’s performance is compared against two “broad-based securities market indexes,” the ICE BofAML 1-3 Year U.S. Treasury Index and the Bloomberg Barclays U.S. Aggregate 1-3 Year Bond Index, in the “Average Annual Total Returns” table. Please explain why each index is appropriate to use for comparison to this Fund’s performance.

Response: The Trust believes that each index is an appropriate broad-based market index for the Fund because each index is a well-known, widely published, industry-standard benchmark that tracks the performance of two different segments of the fixed income market in which the Fund invests. The Trust respectfully submits that Form N-1A defines an “appropriate broad-based securities market index” as one that is “administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Trust believes that each index meets this definition. The Trust also respectfully refers the Staff to Instruction 6 of Item 27(b)(7), which encourages a Fund to compare its performance to other more narrowly based indexes that reflect the market sectors in which the Fund invests.

11.

Comment: DoubleLine Flexible Income Fund’s Principal Investment Strategies section states that the Fund “may invest without limit in a single sector or small number of sectors in the fixed income universe.” Please disclose whether the Fund is currently invested in any such sector to the level of a principal strategy and, if the Fund is so invested, the Staff requests that the Fund disclose this fact and the corresponding risks of that sector. See IM Release 2016-02.

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Response: As of its last fiscal year end, the Fund was invested in multiple fixed income sectors (e.g., agency and non-agency mortgage-backed securities, asset-backed securities, emerging market securities, corporate securities, government securities, bank loans, and CLOs) with no one sector representing more than 22% of the Fund’s investments. Accordingly, the Fund respectfully declines to make any changes in response to the comment at this time. The Fund also respectfully refers the Staff to the Fund’s existing principal investment risk disclosure under “Focused Investment Risk” that discusses the risks associated with the Fund’s ability to focus its investment in one or a limited number of sectors.

12.

Comment: DoubleLine Flexible Income Fund includes the LIBOR USD 3 Month Index in the Average Annual Total Returns table. Given that LIBOR is expected to no longer be calculated in 2021, please consider using a different index to measure this Fund’s performance in the future.

Response: The Fund will consider the use of a different index in a future filing.

13.

Comment: DoubleLine Flexible Income Fund’s performance is compared against the ICE BofAML 1-3 Year Eurodollar Index. Please explain why the index is appropriate given that the Fund has no set limit on duration.

Response: The Trust believes that the ICE BofAML 1-3 Year Eurodollar Index is an appropriate broad-based market index for the Fund because it is a well-known, widely published, industry-standard benchmark that tracks the performance of a segment of the fixed income market in which the Fund invests (i.e., U.S. dollar-denominated investment grade quasi-government, corporate, securitized and collateralized debt publicly issued in the eurobond markets).    Accordingly, the referenced index is in line with Form N-1A’s definition of an “appropriate broad-based securities market index.” While the Fund does not have a set limit on duration, the Fund believes that the index is also an appropriate benchmark against which to compare the Fund’s performance because it may provide investors with the ability to evaluate the manager’s historical decisions, including whether the Fund has exercised its ability to invest in a portfolio with a different duration than the benchmark index.

14.

Comment: A description of DoubleLine Shiller Enhanced CAPE®’s index, the Shiller Barclays CAPE® US Sector TR USD Index, provides that “[t]he Adviser or the Fund’s Board of Trustees may in their sole discretion and without advance notice to shareholders select, in place of the Index, another index (such as the S&P 500® Index) or a basket of investments.” Please confirm that the Fund’s prospectus would be updated to reflect such a change.

Response: The Fund confirms that if it were to change the index, the Fund would revise its related disclosure promptly.

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15.

Comment: Each of DoubleLine Core Fixed Income Fund’s and DoubleLine Shiller Enhanced CAPE®’s Principal Investment Strategies section include the statement that “[t]he portfolio managers utilize active asset allocation in managing the Fund’s investments.” Please add a principal risk regarding high portfolio turnover or frequent trading of portfolio securities or explain to us why such disclosure is not appropriate.

Response: The Trust respectfully declines to make this change and notes that the following disclosure is present in each Fund’s prospectus: “The Fund incurs transaction costs when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.” In addition, the Trust believes that each of DoubleLine Core Fixed Income Fund’s and DoubleLine Shiller Enhanced CAPE®’s historical portfolio turnover, which, as of March 31, 2019, was 66% and 55%, respectively, does not warrant the inclusion of a principal risk relating to portfolio turnover or frequent trading of portfolio securities.

16.

Comment: DoubleLine Shiller Enhanced CAPE® includes Market Capitalization Risk as a principal risk. Please revise the Fund’s Principal Investment Strategies to explain the Fund’s market capitalization investment policy.

Response: The Fund respectfully declines to make the requested change at this time. The Fund’s exposure to equity securities of any particular market capitalization is determined by the components of the Shiller Barclays CAPE® US Sector TR USD Index.    Accordingly, the Fund does not have a policy with respect to market capitalization.

Item 4 Principal Risks

17.

Comment: The Staff requests that the Funds consider listing on the order of importance rather than alphabetically the Principal Risks provided in response to Item 4 of Form N-1A, as suggested by the Director of the Division of Investment Management in her October 25, 2018 Investment Company Institute Securities Law Developments Conference speech.

Response: The Funds respectfully decline to make the requested change at this time.

18.

Comment: For all Funds except DoubleLine Shiller Enhanced CAPE®, consider whether a LIBOR risk factor is a principal risk given that LIBOR is expected to be retired. If so, please add a LIBOR risk factor that describes how the transition away from LIBOR could affect the Fund’s investments. Such a risk factor should include discussion of both:

a.	if the Fund will invest in instruments that pay floating rates based on LIBOR and those investments do not include a fall-back provision that explains how interest rates will be

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determined if LIBOR stops being published, how the liquidity of the Fund’s holdings in such instruments will be affected, and

b.	how the transition to a successor rate could impact the value of instruments that reference LIBOR.

Response: The Funds have considered the Staff’s comments and have added additional disclosure regarding LIBOR-related risks, including within their principal risk disclosure.

19.	Comment: For each Fund, please consider adding disclosure within Loan Risk that loans may not be securities, so investments in loans may not have the protections of the federal securities laws.

Response: The requested change will be made in the Item 9 risk disclosure in the 485(b) Filing.

20.

Comment: DoubleLine Flexible Income Fund and DoubleLine Shiller Enhanced CAPE® each state in their Principal Investment Strategies that the Fund “may invest in any level of the capital structure of an issuer of mortgage-backed or asset-backed securities, including the equity or “first loss” tranche.” For these Funds, and any other Funds that invest in junior (i.e., equity) tranches of MBS and/or ABS, please add disclosure concerning the risks of those tranches to each of Mortgage-Backed Securities Risk and/or Asset-Back Securities Investment Risk, as applicable.

Response: The Trust respectfully declines to make this change as the level in which each Fund invests in junior tranches does not rise to the level of a principal risk of the Funds. The Trust also notes that the following, extensive disclosure regarding the risks of investing in junior tranches, including equity or “first loss” tranches, is present in the Item 9 risk disclosure of the Funds’ prospectus:

Collateralized Debt Obligations Risk

…The cash flows from the CDO trust are generally split into two or more portions, called tranches, varying in risk and yield. Senior tranches are paid from the cash flows from the underlying assets before the junior tranches and equity or “first loss” tranches. Losses are first borne by the equity tranches, next by the junior tranches, and finally by the senior tranches. Holders of interests in the senior tranches are entitled to the lowest interest rate payments but those interests generally represent safer investments than more junior tranches because, should there be any default, senior tranches are typically paid first. The holders of interests in the most junior tranches, such as equity tranches, typically are entitled to be paid the highest interest rate payments but suffer the highest risk of loss should the holder of an underlying debt instrument default. If some debt instruments go into default and the cash collected by the CDO is insufficient to pay all of its investors, those in the lowest, most junior tranches suffer losses first. Since it is partially protected from defaults, a senior

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tranche from a CDO trust typically has higher ratings and lower potential yields than the underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, more senior CDO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CDO securities as a class.

Mortgage-Backed Securities Risk—Collateralized Mortgage Obligations.

…CMOs and other mortgage-backed securities may be structured similarly to CDOs and may be subject to similar risks. For example, the cash flows from a CMO trust may be split into two or more portions, called tranches, varying in risk and yield. Senior tranches are paid from the cash flows from the underlying assets before the junior tranches and equity or “first loss” tranches. Losses are first borne by the equity tranches, next by the junior tranches, and finally by the senior tranches. Interest holders in senior tranches are entitled to the lowest interest rates but are generally safer investments than more junior tranches because, should there be any default, senior tranches are typically paid first. The most junior tranches, such as equity tranches, typically are due to be paid the highest interest rates but suffer the highest risk of loss should the holder of an underlying mortgage loan default. If some loans default and the cash collected by the CMO is insufficient to pay all of its investors, those in the lowest, most junior tranches suffer losses first.

21.

Comment: Each of DoubleLine Low Duration Bond Fund and DoubleLine Shiller Enhanced CAPE® include Real Estate Risk as a principal risk. Real Estate Risk discusses equity REITs and mortgage REITs. However, DoubleLine Shiller Enhanced CAPE®’s Principal Investment Strategies do not reference equity REITs or mortgage REITs and DoubleLine Low Duration Bond Fund’s Principal Investment Strategies do not reference REITs at all. Please tailor the Real Estate Risk disclosure of each of these Funds to match the corresponding Principal Investment Strategies.

Response: The requested changes have been made. The references to equity REITs and mortgage REITs in the Item 4 principal risk disclosure for these Funds has been removed.

22.

Comment: DoubleLine Shiller Enhanced CAPE®’s Principal Investment Strategies state that the Fund “will have focused exposures to the sectors making up the…[Shiller Barclays CAPE® US Sector TR USD Index] at any given time,” and as such may be affected to a greater degree by factors affecting those sectors or industries than are funds that invest more broadly. Please identify which sectors, if any, the Fund is focused on, and disclose the corresponding principal risks of such sector(s).

Response: The Fund intends to revise the description of the Shiller Barclays CAPE® US Sector TR USD Index in the Fund’s Principal Investment Strategies to identify the eleven sectors that

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may constitute the index as noted below. However, the Fund does not believe it is necessary to disclose the four sectors that currently comprise the Index because, as stated in the Fund’s principal investment strategies, such sectors may fluctuate on a monthly basis. The Fund believes the disclosure describes how the sectors comprising the Index are determined and the frequency with which they might change.

The Index’s composition is determined monthly. Each month, the Index’s methodology ranks eleven ~~US~~ sectors~~,~~ within the U.S. equity markets based on a modified CAPE® Ratio (a “value” factor) and a twelve-month price momentum factor (a “momentum” factor). Each US sector is represented by a sector ETF that tracks a sector index, which is an ETF in the family of Select Sector SPDR Funds or, in the case of the real estate sector, the iShares Dow Jones U.S. Real Estate Index Fund. The Index methodology selects the five US sectors with the lowest modified CAPE® Ratio — the sectors that are the most undervalued according to the CAPE® Ratio. Only four of these five sectors, however, end up in the Index for a given month, as the sector with the worst 12-month price momentum among the five selected sectors is eliminated. The Index methodology allocates an equally weighted long (i.e., investment) exposure to the four remaining US sectors. As of the date of this Prospectus, the eleven sectors that may be selected by the Index methodology include Communication Services, Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Materials, Technology, Utilities and Real Estate.

23.

Comment: Each of DoubleLine Flexible Income Fund’s and DoubleLine Shiller Enhanced CAPE®’s Principal Investment Strategies provide that the Fund may invest in convertible securities. Please confirm whether this includes investments in contingent convertible securities to the level of a principal strategy, and if so, the Staff requests that each Fund disclose this fact and the corresponding risks of investing in contingent convertible securities.

Response: The Funds do not currently invest in contingent convertible bonds as a principal investment strategy. Accordingly, the Funds respectfully decline to add disclosure to the Funds’ Principal Investment Strategies regarding such instruments.

24.	Comment: The Staff notes the following sentences should be disclosed as risks of DoubleLine Shiller Enhanced CAPE® rather than strategies (See Item 4(b) rather than 4(a) of Form N-1A):

a.

“Repayment of defaulted securities and obligations of distressed issuers (including insolvent issuers or issuers in payment or covenant default, in workout or restructuring or in bankruptcy or in solvency proceedings) is subject to significant uncertainties.”

b.	“Because an inverse floater inherently carries financial leverage in its coupon rate, it can change very substantially in value in response to changes in interest rates.”

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c.	“As a result, they are highly sensitive to actual or anticipated changes in prepayment rates on the underlying securities.”

Response: Concerning Comment 25(a), the Fund will make the requested change in the 485(b) Filing. Concerning Comments 25(b) and (c), the Fund has considered the comments and respectfully declines to make any changes in response.

25.	Comment: DoubleLine Shiller Enhanced CAPE® includes Limited Operating History Risk as a Principal Risk. Please consider whether this risk is still necessary given the Fund’s length of operations.

Response: The Trust has removed Limited Operating History Risk from the Fund’s prospectus.

26.

Comment: DoubleLine Shiller Enhanced CAPE®’s Item 4 Counterparty Risk states that the Fund has “obtained exposure to the Index through swap transactions with a limited number of counterparties and may continue to enter into swap transactions related to the Index with a single or a limited number of counterparties for the foreseeable future,” and that the Fund will be subject to a greater degree of counterparty risk than are other funds due to the limited number of counterparties used by that Fund. Please identify by name these counterparties and disclose the corresponding risk.

Response: The Fund respectfully declines to list the counterparties. The Fund respectfully refers the Staff to the extensive disclosure included under Counterparty Risk. In addition, the Fund respectfully notes that the Fund’s historical swap counterparties as of each fiscal year end and semiannual period end are disclosed in in the Fund’s shareholder reports.

Management of the Funds

27.	Comment: Please provide the disclosure to be added to the Annual Fund Operating Expenses tables relating to any applicable fee waivers so that we may comment on it.

Response: To the extent a Fund includes acquired fund fees and expenses, the footnote thereto would generally read as follows: “‘Acquired Fund Fees and Expenses’ are expenses indirectly incurred by the Fund as a result of its investments in one or more underlying funds, including exchange-traded funds (“ETFs”) and money market funds. Because these costs are indirect, the Total Annual Fund Operating Expenses in this fee table will not correlate to the expense ratio in the Fund’s financial statements, since financial statements only include direct costs of the Fund and not the indirect costs of investing in the underlying funds. When the Fund invests in other investment vehicles sponsored by the Adviser or a related party of the Adviser (‘other DoubleLine funds’), the Adviser will waive its advisory fee in an amount equal to the advisory fees paid by the other DoubleLine funds in respect of Fund assets so invested. The Adviser waived advisory fees in the amount of [ ]% pursuant to this waiver agreement in respect of investments made in other DoubleLine funds during the Fund’s most recent fiscal year. The

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effects of this waiver are reflected in the table above. This waiver agreement may be terminated at any time with the consent of the Board of Trustees.”

To the extent a fee waiver applies to a Fund, the fee waiver and/or expense reimbursement would include a footnote as follows: “The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed [ ]% for Class R6 shares. Ordinary operating expenses exclude taxes, commissions, mark-ups, litigation expenses, indemnification expenses, interest expenses, Acquired Fund Fees and Expenses, and any extraordinary expenses. These expense limitations will apply until at least July 31, 2020, except that they may be terminated by the Board of Trustees at any time. To the extent that the Adviser waives its investment advisory fee and/or reimburses the Fund for other ordinary operating expenses, it may seek reimbursement of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed. Any such recoupment may not cause the Fund’s ordinary operating expenses to exceed the expense limitation that was in place when the fees were waived or expenses reimbursed. Additionally, the Adviser would generally seek recoupment only in accordance with the terms of any expense limitation that is in place at the time of recoupment.”

How to Redeem Shares

28.

Comment: The How to Redeem Shares--General Information section states: “[s]ome of the Funds may also have available to them uncommitted lines of credit that they may draw on to manage their liquidity needs.” Please identify by name the Funds that have available such lines of credit. See Item 11(c)(8) of Form N-1A.

Response: In the 485(b) Filing, the Funds will clarify that the uncommitted line of credit is available to all of these Funds, subject to policies and procedures that govern the allocation of the available credit under the facility among the Funds. There can be no assurance that the uncommitted line of credit will remain available to the Funds generally or that any available credit under the facility will be available to any particular Fund when the Fund seeks to draw on the facility.

29.

Comment: We note the disclosure that “[a] variety of other measures, such as redemptions in kind (i.e., payment in portfolio investments rather than cash), may also be used to honor redemptions.” Please consider disclosing more detail about redemptions in kind. For example, what is used to pay redemptions in kind (e.g., pro rata slices; representative baskets; individual securities)? See liquidity rule adopting release page 294.

Response: The Trust has considered the comment and respectfully declines to add additional disclosure at this time.

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30.

Comment: We note the disclosure that “[r]edemption requests will be priced at the NAV next determined after they are received in good order by a Fund.” Please revise to say “after receipt by the financial intermediary or the Fund.” See Rule 22c-1(a).

Response: The Fund processes purchase and sale orders in a manner it considers to be in accordance with Rule 22c-1. The Fund notes that the prospectus states clearly that an order submitted through a financial intermediary must be passed on to the Fund on a timely basis for the order to be effective vis-à-vis the Fund. The Trust has considered the comment and respectfully declines to add additional disclosure at this time.

Statement of Additional Information

31.

Comment: DoubleLine Low Duration Bond Fund, DoubleLine Flexible Income Fund, and DoubleLine Shiller Enhanced CAPE® all have a fundamental investment policy prohibiting each Fund from purchasing any security if as a result 25% or more of the Fund’s Total assets (taken at current value) would be invested in a single industry. For purposes of the restriction, the policy states that “derivatives counterparties are not considered to be part of any industry.” Please tell us in your letter how each Fund counts derivatives for purposes of its concentration policy.

Response: Each Fund notes that this language is intended to address the fact that, when the Funds enter into derivatives transactions with a counterparty, they do so in order to gain exposure to the security or other reference asset underlying the derivative, and not to the counterparty itself, and therefore the Funds generally look to the issuer of the reference asset (or the issuers of the assets comprising the reference asset) rather than the counterparty as the issuer for purposes of their industry concentration policy. The value of a derivatives instrument typically changes very largely in response to changes in the value of the underlying security, index, commodity, or reference asset, and/or, potentially, changes in the relevant industry, if any, of the issuer of the underlying security, index, commodity, or reference asset or of the issuers of the assets comprising the reference asset, and relatively little in response to factors affecting the industry of which the counterparty is a part. For those reasons, while a derivatives transaction may give rise to exposure to the industry, if any, of the issuer of the reference asset or of the issuers of the assets comprising the reference asset, exposure to a counterparty should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Funds in the equity or debt securities of the counterparty.

32.

Comment: Page 4 of the SAI states that “Total Return Bond Fund, Core Fixed Income Fund, Low Duration Bond Fund, and Flexible Income Fund, take the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restrictions noted above do not apply to such securities. Since its inception, Shiller

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Enhanced CAPE® has applied its industry concentration restriction in the same way with respect to mortgage-backed and asset-backed securities as the Funds listed in the previous sentence.” The Staff’s view is that investments in privately issued asset-backed and mortgage-backed securities must be counted for purposes of a fund’s industry concentration policy. Please revise the noted statements accordingly.

Response: The Trust respectfully declines to make the requested change. The Trust is not aware of any published guidance from the Commission or its Staff that establishes that MBS or ABS are part of an industry. In addition, the Trust notes that the referenced disclosure is consistent with the position taken and disclosed by a number of other registered investment companies.

*    *    *    *    *    *

We believe that this submission fully responds to your comments. Please feel free to call me at (212) 596-9604 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jasmin M. Ali

Jasmin M. Ali

cc:	Adam D. Rossetti, Esq.

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.